

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 20, 2015

Aan Yee Leong
Chief Executive Officer
Rebel Group, Inc.
7500A Beach Road, Unit 12-313, The Plaza
Singapore 199591

>**Re:**   **Rebel Group, Inc.**
>**Form 10-Q for Fiscal Quarter Ended June 30, 2015**
>**Filed August 14, 2015**
>**File No. 333-177786**

Dear Mr. Leong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Item 4. Controls and Procedures, page 22

1. Please amend this filing and your Form 10-Q for the period ended March 31, 2015 to disclose the conclusions of your principle executive and principle financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the respective periods covered by the reports, pursuant to Item 307 of Regulation S-K. Please keep in mind the requirement to do this in your future Form 10-K's as well. Also note the additional requirement for management's annual report on internal control over financial reporting in your Form 10-K's pursuant to Item 308(a) of Regulation S-K.

2. Please be advised that when you reference "Internal Control--Integrated Framework Issued by the Committee of Sponsoring Organizations of the Treadway Commission" to state whether you applied the 1992 or 2013 framework, pursuant to Item 308(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure